

July 22, 2011

<u>Via facsimile</u>
Mr. Eugene Chiaramonte, Jr.
President
Kentucky Energy, Inc.
18B East 5th Street
Paterson, NJ 07524

      Re: **Kentucky Energy, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed April 15, 2010
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              Filed August 23, 2010
              Response Letter Dated January 21, 2011
              File No. 000-32131

Dear Mr. Chiaramonte:

We issued comments to you on the above captioned filing on March 8, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a substantive response to these comments by July 29, 2011.

If you do not respond to the outstanding comments by July 29, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact James Giugliano at (202) 551-3319, Mark C. Shannon at (202) 551-3299, or myself at (202) 551-3745 with any questions.

                    Sincerely,

                    /s/ H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director